September 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: American Church Mortgage Company (CIK 0000934543)

Request for Withdrawal of Amendment to Offering Statement on Form S-11/A filed on September 5, 2019 (File #333-220531)

Ladies and Gentlemen:

On behalf of American Church Mortgage Company (“ACMC”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On September 5, 2019, ACMC filed with the SEC (via EDGAR) the Amendment to Offering Statement on Form S-11/A (File #333-220531) in which ACMC inadvertently tagged the Form S-11 amendment as a pre-effective amendment (accession number 0000934543-19-000050) instead of a post-effective amendment.

The SEC has asked us to request this document be withdrawn. We will be submitting a post-effective amendment to our offering with the tag “POS AM” soon.

Therefore, we are requesting pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the SEC this application for withdrawal of the Amendment to Offering Statement on Form S-11/A (File #333-220531).

Thank you for your assistance in this matter. If you have any questions or comments regarding this request, please call me directly at (952) 252-0909.

Sincerely,

/s/ Scott J. Marquis

Chief Financial Officer and Treasurer

American Church Mortgage Company